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                                                                    EXHIBIT 23.1

                        CONSENT OF INDEPENDENT AUDITORS

    We consent to the reference to our firm under the caption 'Experts' in the
Registration Statement (Form S-4 No. 333-      ) and related Prospectus of
Vishay Intertechnology, Inc. for the registration of shares of its common stock issuable in connection with the purchase by Vishay Intertechnology, Inc. of the outstanding $385 million aggregate principal amount at maturity Liquid Yield Option Notes due 2021 and to the incorporation by reference therein of our report dated February 5, 2004, with respect to the consolidated financial statements of Vishay Intertechnology, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

                                                           /s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
May 3, 2004